Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Forafric Global PLC on Amendment No. 1 to Form F-1 of our report dated February 11, 2022, with respect to our audits of the financial statements of Globis Acquisition Corp. as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from August 21, 2020 (inception) through December 31, 2020, which report appears in the Registration Statement on Amendment No. 1 to Form F-1 of Forafric Global PLC. We also consent to the reference to our Firm under the heading “Experts” in such Registration Statement.

We were dismissed as auditors on June 9, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Registration Statement for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

Melville, NY

August 17, 2022